August 26, 2026

Michael Knowles
Chief Executive Officer
One Stop Systems, Inc.
2235 Enterprise Street #110
Escondido, California 92029

        Re: One Stop Systems, Inc.
            Registration Statement on Form S-3
            Filed August 24, 2026
            File No. 333-298543
Dear Michael Knowles:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Dennis J. Doucette